Exhibit 99.1

BAYTEX CLOSES $632.5 MILLION BOUGHT DEAL FINANCING

CALGARY, ALBERTA (April 2, 2015) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) has closed the previously announced bought deal financing (the “Equity Financing”).

Baytex issued 36,455,000 common shares (the “Common Shares”), including 4,755,000 common shares pursuant to the full exercise of the over-allotment option, at a price of $17.35 per share for aggregate gross proceeds of approximately $632.5 million. The net proceeds from the Equity Financing will be used to reduce bank indebtedness, increase working capital and fund ongoing capital expenditures.

The Common Shares were offered through a syndicate of underwriters co-led by Scotiabank and RBC Capital Markets, and included CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., Barclays Capital Canada Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc., Peters & Co. Limited, AltaCorp Capital Inc., FirstEnergy Capital Corp., Macquarie Capital Markets Canada Ltd. and Raymond James Ltd.

The Equity Financing was completed under the multi-jurisdictional disclosure system by way of short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada and with the Securities and Exchange Commission in the United States. The prospectus is accessible on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

All dollar amounts in this press release are Canadian dollars.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Specifically, this press release contains forward-looking statements relating to the use of the net proceeds of the Equity Financing. Readers are cautioned that we could elect to allocate the net proceeds of the Equity Financing differently than as described herein if we believe it would be in our interest to do so. The failure to apply these funds effectively could affect the success of our business.

Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 82% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs
Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com